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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------
                                   SCHEDULE TO
                                 (Rule 14D-100)

                             Tender Offer Statement
                    Under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934
                                       and
                                  Schedule 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)
                               -------------------
                       UNITED ASSET MANAGEMENT CORPORATION
                       (Name of Subject Company (Issuer))

                              OM ACQUISITION CORP.
                          a wholly-owned subsidiary of
                                 OLD MUTUAL PLC
                      (Names of Filing Persons (Offerors))
                               -------------------
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                             ----------------------
                                    909420101
                      (CUSIP Number of Class of Securities)
                             ----------------------
                                Martin C. Murray
                             Group Company Secretary
                                 Old Mutual plc
                           3rd Floor, Lansdowne House
                               57 Berkeley Square
                          London W1X 5DH United Kingdom
                         Telephone: 011-44-20-7569-0100
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                        and Communications on behalf of
                                 Filing Persons)
                               -------------------
                                    Copy to:
                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                            Telephone: (212) 310-8000
                               -------------------
66110.0003
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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 17, 2000 by OM Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Old Mutual plc, a public limited company incorporated in England and Wales ("Parent"), with respect to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, of United Asset Management Corporation, a Delaware corporation (the "Company"), at a price of $25.00 per share, subject to possible downward adjustment as provided in the Offer to Purchase, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2000, filed as Exhibit (a)(1)(A) to this Statement (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

         ITEM 4 -- TERMS OF THE TRANSACTION.

         On September 12, 2000, Parent issued a press release announcing that
(1) it has extended the period during which the Offer will remain open to 5:00 P.M., New York City time, Monday, September 18, 2000, and (2) based upon information received from the Company, Parent has determined that there will be no downward price adjustment if the tender offer is completed during the month of September 2000. The potential downward adjustment will be recomputed if the tender offer is completed subsequent to September 2000. The full text of the press release is set forth in Exhibit (a)(1)(J) and is incorporated herein by reference.

         ITEM 12 -- EXHIBITS.

         (a)(1)(A)       Offer to Purchase, dated July 17, 2000.*
         (a)(1)(B)       Letter of Transmittal.*
         (a)(1)(C)       Notice of Guaranteed Delivery.*
         (a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
         (a)(1)(E)       Form of letter to Brokers, Dealers, Commercial Banks,
                         Trust Companies and Other Nominees.*
         (a)(1)(F)       Guidelines for Certification of Taxpayer Identificati
                         on Number on Substitute Form W-9.*
         (a)(1)(G) Summary Advertisement, dated July 17, 2000, appearing in The Wall Street Journal.*
         (a)(1)(H) Press Release dated August 14, 2000.* (a)(1)(I) Press Release dated August 29, 2000.* (a)(1)(J) Press Release dated September 12, 2000.
         (b) Commitment Letter, dated June 18, 2000, from Barclays Bank plc, Citibank N.A. and National Westminster
                         Bank plc.*
         (d)(1) Agreement and Plan of Merger, dated as of June 16, 2000, by and among Parent, Purchaser and the Company.
                        (Incorporated by reference to Exhibit 10.1 to the
                         Company's Form 8-K, dated June 19, 2000).

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

         (d)(2) Confidentiality Agreements, dated March 14, 2000 and August 10, 1999, by and between Parent and the Company.*
         (g)             Not applicable.
         (h)             Not applicable.

-----------------

*        Previously filed.








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



                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of September 12, 2000 that the information set forth in this statement is true, complete and correct.

                                            OLD MUTUAL PLC

                                            By: /s/ MARTIN MURRAY
                                                ---------------------
                                            Name: Martin Murray
                                            Title: Company Secretary

                                            OM ACQUISITION CORP.

                                            By: /s/ BRIAN BASKIR
                                                ---------------------
                                            Name: Brian Baskir
                                            Title: Vice President





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                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION

(a)(1)(A)     Offer to Purchase, dated July 17, 2000.*
(a)(1)(B)     Letter of Transmittal.*
(a)(1)(C)     Notice of Guaranteed Delivery.*
(a)(1)(D)     Form of letter to clients for use by Brokers,
              Dealers, Commercial Banks, Trust Companies and
              Nominees.*
(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)     Summary Advertisement, dated July 17, 2000, appearing in The
              Wall Street Journal.*
(a)(1)(H)     Press Release dated August 14, 2000.*
(a)(1)(I)     Press Release dated August 29, 2000.*
(a)(1)(J)     Press Release dated September 12, 2000.
(b) Commitment Letter, dated June 18, 2000, from Barclays Bank plc, Citibank N.A. and National Westminster Bank plc.*
(d)(1) Agreement and Plan of Merger, dated as of June 16, 2000, by and among Parent, Purchaser and the Company. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, dated June 19, 2000).
(d)(2) Confidentiality Agreements, dated March 14, 2000 and August 10, 1999, by and between Parent and the Company.*
(g)           Not applicable.
(h)           Not applicable.
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*        Previously filed.



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